UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 05, 2021

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: May 05, 2021

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

5 May 2021

Barclays PLC
Results of Annual General Meeting

The Barclays PLC Annual General Meeting was held earlier today.  A poll was held on each of the resolutions proposed and the results of the poll are set out below.  All resolutions, with the exception of Resolution 29 (a requisitioned resolution which was not supported by the Board), were passed.

RESOLUTIONS		Number of votes cast "For" the Resolution	% of votes cast "For" the Resolution	Number of votes cast "Against" the Resolution	% of votes cast "Against" the Resolution	Number of votes Withheld*	Total votes cast as % of Issued Share Register
1	To receive the Reports of the Directors and Auditors and the audited accounts of the Company for the year ended 31 December 2020.	12,044,813,451	98.20	220,495,328	1.80	29,254,918	72.18
2	To approve the Directors' Remuneration Report for the year ended 31 December 2020.	11,981,557,904	99.25	90,709,782	0.75	222,296,011	71.04
3	To appoint Julia Wilson as a Director of the Company.	12,278,823,298	99.90	12,027,688	0.10	3,705,254	72.33
4	To reappoint Mike Ashley as a Director of the Company.	12,280,349,720	99.91	10,461,774	0.09	3,744,746	72.33
5	To reappoint Tim Breedon as a Director of the Company.	12,278,309,306	99.90	12,521,708	0.10	3,717,126	72.33
6	To reappoint Mohamed A. El-Erian as a Director of the Company.	12,163,579,676	99.26	90,771,407	0.74	40,235,855	72.11
7	To reappoint Dawn Fitzpatrick as a Director of the Company.	12,283,220,367	99.94	7,682,415	0.06	3,645,362	72.33
8	To reappoint Mary Francis as a Director of the Company.	12,282,336,842	99.93	8,616,383	0.07	3,590,915	72.33
9	To reappoint Crawford Gillies as a Director of the Company.	12,278,478,326	99.90	12,209,596	0.10	3,826,222	72.33
10	To reappoint Brian Gilvary as a Director of the Company.	12,275,111,427	99.87	15,625,790	0.13	3,776,923	72.33
11	To reappoint Nigel Higgins as a Director of the Company.	12,258,956,819	99.74	31,564,502	0.26	3,992,823	72.33
12	To reappoint Tushar Morzaria as a Director of the Company.	12,259,785,816	99.75	30,607,844	0.25	4,120,480	72.32
13	To reappoint Diane Schueneman as a Director of the Company.	12,281,949,101	99.93	8,604,567	0.07	3,960,472	72.33
14	To reappoint James Staley as a Director of the Company.	12,041,437,325	97.97	249,181,153	2.03	3,903,120	72.33
15	To reappoint KPMG LLP as auditors of the Company.	12,075,900,084	98.25	215,253,373	1.75	3,368,140	72.33
16	To authorise the Board Audit Committee to set the remuneration of the Auditors.	12,266,413,531	99.80	24,402,308	0.20	3,705,758	72.33
17	To authorise the Company and its subsidiaries to make political donations and incur political expenditure.	11,950,734,359	98.90	132,872,624	1.10	210,914,616	71.11
18	To authorise the Directors to allot shares and equity securities.	11,250,431,405	91.54	1,039,883,372	8.46	4,206,824	72.32
19	To authorise the Directors to allot equity securities for cash and/or to sell treasury shares other than on a pro rata basis to shareholders of no more than 5% of issued share capital.	12,260,635,267	99.77	27,959,789	0.23	5,926,541	72.31
20	To authorise the Directors to allot equity securities for cash and/or to sell treasury shares other than on a pro rata basis to shareholders of no more than an additional 5% of issued share capital in connection with an acquisition or specified capital investment.	11,926,019,983	97.05	362,581,716	2.95	5,757,070	72.31
21	To authorise the Directors to allot equity securities in relation to the issuance of contingent Equity Conversion Notes.	12,036,376,885	97.95	251,948,900	2.05	6,092,984	72.31
22	To authorise the Directors to allot equity securities for cash other than on a pro rata basis to shareholders in relation to the issuance of contingent Equity Conversion Notes.	11,975,689,417	97.46	312,598,643	2.54	6,130,709	72.31
23	To authorise the Company to purchase its own shares.	12,012,994,629	98.05	238,302,180	1.95	43,121,962	72.09
24	To authorise the Directors to call general meetings (other than an AGM) on not less than 14 clear days' notice.	11,834,674,766	96.29	455,899,670	3.71	3,844,333	72.33
25	To authorise the renewal of the Barclays Long Term Incentive Plan.	11,979,232,043	97.50	307,275,571	2.50	7,911,155	72.30
26	To authorise the renewal of the Barclays Group Share Value Plan.	12,035,526,267	97.96	250,905,380	2.04	7,987,122	72.30
27	To authorise the Directors to reintroduce a scrip dividend programme.	12,285,811,593	99.97	4,284,616	0.03	4,322,560	72.32
28	To adopt new Articles of Association of the Company.	12,283,472,211	99.96	4,753,376	0.04	6,193,178	72.31
29	Market Forces climate change resolution.	1,515,124,724	14.04	9,275,196,331	85.96	1,504,179,101	63.50
* A vote Withheld is not a vote in law and is not counted in the calculation of the proportion of votes "For" and "Against" a resolution.

As at 6.30pm on Friday 30 April 2021, the time by which shareholders who wanted to vote at the AGM must have been entered on the Company's register of members, there were 16,993,429,021 ordinary shares in issue.  Shareholders are entitled to one vote per share on a poll.

In accordance with Listing Rule 9.6.2, copies of the resolutions that do not constitute ordinary business at an annual general meeting will be submitted to the National Storage Mechanism and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism

- ENDS -

For further information, please contact:

Investor Relations Chris Manners +44 (0) 20 7773 2136	Media Relations Tom Hoskin +44 (0) 20 7116 4755

About Barclays
Barclays is a British universal bank.  We are diversified by business, by different types of customer and client, and geography.  Our businesses include consumer banking and payments operations around the world, as well as a top-tier, full service, global corporate and investment bank, all of which are supported by our service company which provides technology, operations and functional services across the Group.

For further information about Barclays, please visit our website home.barclays